Media Release 16 August 2022

Exhibit 99.3

James Hardie Industries Announces First Quarter Fiscal Year 2023 Results
Global Net Sales +19% to US$1,000.9 Million for the First Quarter
Adjusted Net Income +15% to US$154.3 Million for the First Quarter
Adjusts Fiscal Year 2023 Adjusted Net Income Guidance Range to US$730 Million and US$780 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance fiber cement and fiber gypsum building solutions, today announced results for its first quarter fiscal year 2023, the three-month period ending 30 June 2022.
First Quarter Fiscal Year 2023 Highlights, Compared to First Quarter Fiscal Year 2022, as applicable:
•North America Fiber Cement Segment Net Sales increased +28% to US$740.1 million and EBIT increased +13% to US$191.8 million, with an EBIT margin of 25.9%
•Asia Pacific Fiber Cement Segment Net Sales increased +9% to A$200.1 million and EBIT increased +2% to A$51.3 million, with an EBIT margin of 25.6%
•Europe Building Products Segment Net Sales increased +7% to €110.8 million with an EBIT margin of 10.3%
•Global Adjusted EBIT increased +15% to US$208.4 million, with an Adjusted EBIT margin of 20.8%
•Global Net Sales increased +19% on Global Volume growth of +5%, as all three regions continue to deliver on the global strategy of driving high value product mix penetration
In the first quarter, we continued to deliver growth above market and strong returns. Our critical strategic initiatives remain unchanged and are: (1) market directly to homeowners to accelerate demand creation, (2) penetrate and drive profitable growth in existing and new segments, and (3) commercialize global innovations by expanding into new categories. Further, we remain focused on driving a high value product mix in all three regions.
Speaking to the first quarter result, James Hardie Interim CEO Harold Wiens said, “I am proud to report that the James Hardie team has continued to deliver strong execution of our global strategy. The team’s performance is reflected in strong Price/Mix growth in all three regions, including North America Price/Mix growth of +17%, Asia Pacific Price/Mix growth of +12% and Europe Price/Mix growth of +14%. The global team’s success in delivering high value products is the result of (1) enabling our customers to make more money by selling more James Hardie products and, (2) marketing directly to the homeowners to create demand of our high value products through our customers.”
Mr. Wiens continued, “The current calendar year has seen the macro-economic environment change around us quite significantly, with unprecedented levels of inflation, global supply chain disruptions and a war in Europe. The current macro-economic environment is not only creating uncertainty for the housing markets in all three regions we do business in, but it is also putting pressure on our fiscal year 2023 financial results due to increased input and freight costs. That said, we are confident we will be able to deliver growth above market and strong returns in fiscal year 2023 and that is reflected in our updated guidance we provided today, which at its midpoint represents 22% growth in Adjusted Net Income versus the prior year.”

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Media Release 16 August 2022

Discussing James Hardie’s ability to navigate uncertain markets, Mr. Wiens stated, “We have significant advantages and strengths as we navigate this period of market uncertainty. First, we have a strong balance sheet and significant financial flexibility. Our liquidity is high, our leverage is low, and we have step changed our earnings and cash flow generation. Second, we have a management team with experience in navigating uncertain markets and doing it at James Hardie successfully.”
Mr. Wiens continued, “Our focus is to be prepared for a wide range of potential housing markets and to be positioned to thrive in any of them. We are laser focused on two things we want to deliver during this time of uncertainty: first, delivering strong results and second, accelerating and expanding our competitive advantages. We have already made adjustments to ensure we can deliver on both of these areas of focus.”
Mr. Wiens concluded, “I believe our strategy, along with the depth in our world class leadership team and over 5,000 committed and hard-working employees, will drive James Hardie to meet our mission of being a high-performance global company that delivers organic growth above market with strong returns.”
First Quarter Fiscal Year 2023 Results Compared to First Quarter Fiscal Year 2022 Results
Global: Global Net Sales increased +19% to US$1,000.9 million, while Global Adjusted EBIT increased +15% to US$208.4 million. Global Adjusted Net Income increased +15% to US$154.3 million, compared to US$134.2 million in the prior corresponding period. Global Adjusted EBIT margin of 20.8% was achieved through continued operational improvements and the delivery of a high value product mix offset by high input and freight costs and our ongoing investment in growth initiatives.
North America Fiber Cement Segment: Net Sales increased +28% to US$740.1 million, driven by ongoing execution of our high value product mix strategy that delivered Price/Mix growth of +17%, with robust volume growth of +11% in the quarter. In addition to high value product mix, LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver +13% EBIT growth to US$191.8 million. The EBIT margin contracted 340 basis points to 25.9%, as significant inflationary pressures impacted the cost of almost all input categories, including significant increases to key cost items, including pulp, cement, labor, natural gas and freight.
North America President, Sean Gadd remarked, “Our North America business delivered robust quarterly Net Sales and EBIT growth, led by the team’s focus and execution on the high value product mix strategy. Through partnering with customers to drive shared growth goals and focusing on creating demand by marketing directly to the homeowner, we remain well positioned to sustain growth above market and deliver strong returns. Our business is well positioned to deliver strong Net Sales and EBIT growth over the remainder of Fiscal Year 2023. We have made adjustments to hold SG&A at current levels for the remainder of the fiscal year, while executing our previously announced price increases, which we expect to generate sequentially improving EBIT margin results throughout Fiscal Year 2023. Our team is also prepared for a variety of US housing market outcomes and are focused on ensuring we will deliver growth above market and strong returns regardless of market conditions.”
Asia Pacific Fiber Cement Segment: Net sales increased +9% to A$200.1 million. EBIT increased +2% to A$51.3 million, at an EBIT margin of 25.6%. The EBIT margin of 25.6% was achieved through the delivery of high value product mix but offset by the impact of rising input costs and our ongoing investment in growth initiatives.
Mr. Wiens said, “The APAC team has delivered another strong set of results. The team’s focus on the high value product mix strategy and partnering closely with our customers allowed the business to deliver 12% Price/Mix growth. Similar to our North American business we are prepared for a variety of housing market conditions and remain focused on ensuring we can drive growth above market and strong returns.”

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Europe Building Products Segment: Net sales increased +7% to €110.8 million, as we partnered with our customers to drive a high value product mix, which resulted in Price/Mix growth of +14%. Fiber Cement Net Sales grew +1% and Fiber Gypsum Net Sales grew +8%. EBIT decreased 16% to €11.4 million, with an EBIT margin of 10.3%. The EBIT margin was reduced by 280 basis points, due to the impact of inflation on key energy prices as well as reduced volumes.
James Hardie Chief Financial Officer, Jason Miele remarked, “The European team’s execution on our high value product mix strategy has resulted in strong Price/Mix growth, which underpins the ongoing transformation of the business. However, our European business is facing significant headwinds from inflationary pressures and a slowing housing market.”
Capital Resources
Operating cash flow generation of US$153.6 million in the first quarter of fiscal year 2023 was driven by strong profitable organic sales growth and the integration of our supply chain with our customers. Working capital increased by US$12.6 million during the first quarter of fiscal year 2023, primarily due to increased inventory levels globally.
Mr. Miele stated, “Our robust cash flow generation has continued into the first quarter, with operating cash flow of US$153.6 million. Our capital allocation focus remains to enable investment in organic growth, including marketing directly to the homeowner, commercializing market-driven product innovations and global capacity expansion. With the uncertainty in the housing markets we participate in, we have continued to adjust our global capacity expansion plans to ensure we are adding capacity in the right regions at the right time. In fiscal year 2023, we have reduced our originally planned capital expansion capital expenditures plan by 29%.”
Sustainability
At James Hardie, we are all committed to Building Sustainable Communities and we recognize that keeping environmental and social considerations at the core of everything we do is fundamental to our success. On 26 July 2022, James Hardie released its FY22 Sustainability Report, highlighting the progress against our goals. Commenting on sustainability, Mr. Wiens said: “The decisions we make each day must be environmentally and socially responsible to create sustainable value for homeowners, our customers and our investors. The Company’s sustainability progress reflects the efforts of our global team, whose passion and commitment drives the success of our business outcomes in a sustainable way.”
For more on our commitment to Sustainability including our goals, see our FY22 Sustainability Report at https://www.jameshardie.com/why-hardie/sustainability

Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy and with acknowledgement of the uncertain macro-economic conditions, including continued inflationary pressures and housing market uncertainty, management lowered the fiscal year 2023 Adjusted Net Income guidance range. The updated and narrowed 2023 Adjusted Net Income guidance range is US$730 million to US$780 million, changed from the prior range of US$740 million and US$820 million. The comparable prior year Adjusted Net Income for fiscal year 2022 was US$620.7 million.

Mr. Miele stated, “Our primary reasons for adjusting guidance downward are: continued inflationary pressures globally, our lowered expectations regarding Europe segment EBIT, the impact of a strengthening US dollar on the translation of our APAC and Europe earnings and housing market uncertainty.”

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James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

Key Financial Information

	Q1 FY23	Q1 FY22	Change

Group (US$ millions)
Net Sales	1,000.9	843.3	19%
Adjusted EBIT	208.4	180.5	15%
Adjusted EBIT Margin	20.8%	21.4%	-0.6 pts
Adjusted Net Income	154.3	134.2	15%
Operating Cash Flow	153.6	184.1	(17%)

North America Fiber Cement (US$ millions)
Net Sales	740.1	577.1	28%
EBIT	191.8	169.3	13%
EBIT Margin	25.9%	29.3%	-3.4 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	200.1	184.1	9%
EBIT	51.3	50.4	2%
EBIT Margin	25.6%	27.4%	-1.8 pts

Europe Building Products (€ millions)
Net Sales	110.8	103.3	7%
EBIT	11.4	13.5	(16%)
EBIT Margin	10.3%	13.1%	-2.8 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the first quarter ended 30 June 2022 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 16 August 2022

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday 16 August 2022, 8:30am Sydney, Australia time (Monday 15 August 2022, 6:30pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:

.	All participants wishing to join the teleconference will need to pre-register by navigating to: https://s1.c-conf.com/diamondpass/10023353-dgs7df.html
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2022.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2022.

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Media Release 16 August 2022

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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